Exhibit 99.2

MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

FORM 51-102F1

SILVERCREST MINES INC.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three months ended March 31, 2013. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2013 and 2012 and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following should also be read in conjunction with the audited consolidated financial statements, the related MD&A and Annual Information Form for the year ended December 31, 2012, and all other disclosure documents of the Company. All amounts are stated in United States dollars unless otherwise indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is May 14, 2013. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement” on page 16 of this MD&A is advised.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

FIRST QUARTER HIGHLIGHTS

We are pleased with the steady start to 2013, for which operating costs and production were consistent with budget and mine plan, however, our financial performance in comparison to the extraordinary stellar first quarter of 2012, was impacted by lower metal prices and our decision to accelerate waste removal resulting in less ore processed and ultimately fewer ounces of gold sold compared to the first quarter 2012. Our operating team continues to tightly control operating costs, which resulted in the average cash operating cost of ($7.69) per ounce during the first quarter which was less than the corporate guidance of $8.50 per silver equivalent ounce. We are comfortable that as the strip ratio declines during the second half of 2013 and the ore grades in the pit continue to increase we will meet our corporate market guidance of 625,000 ounces of silver and 33,000 ounces of gold for 2013.

During the quarter, the Company achieved the following:

•
Generated cash flow from operations before changes in working capital items of $8.8 million [$0.08 per share] compared to $12.2 million [$0.14 per share] in Q1 2012. (Refer to Non-IFRS Performance Measures section).

•	Cash operating cost per silver equivalent ounce sold was $7.69 compared to $7.00 per silver equivalent ounce sold in Q1 2012. (Refer to Non-IFRS Performance Measures section).

•	Total revenues of $15.3 million compared to $19.6 million in 2012.

•	Net earnings of $6.0 million [$0.06 per share] compared to $6.1 million [$0.07 per share] in 2012.

•	Cash, cash equivalents and short term investments was $41.1 million (December 31, 2012 - $48.1 million).

•	Working Capital was $48.9 million (December 31, 2012 - $55.2 million).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

FIRST QUARTER HIGHLIGHTS (continued)

•	Santa Elena Mine operating statistics:

	Q1 2013	Q1 2012
Silver ounces produced	153,481	134,528
Gold ounces produced	7,225	9,405

Silver ounces sold	157,088	139,771
Gold ounces sold	7,370	9,788

Tonnes crushed and loaded on pad	252,830	264,977
Average silver ore grade (gpt) loaded on pad	62.09	44.13
Average gold ore grade (gpt) loaded on pad	1.54	1.61

•
On-site construction of the 3,000 tonne-per-day mill well advanced, with earthworks complete, concrete for foundations poured and CCD tank and thickener construction commenced. Approximately $25.5 million of the $53.2 million 2013 budget had been committed, of which $10.7m was incurred during the first quarter.

•
Continued successful exploration drilling at Santa Elena. The Main Mineralized Zone currently being mined by open pit has now been extended by approximately 300 metres beyond the current resource boundary to the east down plunge, with further bonanza grades intercepted. A total of 132 holes (48,000 metres) included in this program will assist with new underground resource estimation and reserve definition which will form basis for the upcoming Pre-Feasibility Study (“PFS”) Report for the Santa Elena Expansion Project Economic Analysis.

•
Announced updated resource estimation for the La Joya Project and filed a NI43-101 compliant Technical Report that supports the updated resource estimation of 198 million ounces Ag equivalent. (Refer to La Joya Project section for further details), representing an increase of 92% from the previous resource estimation. SilverCrest believes the resource estimation at 60 gpt Ag Eq cut off  has  an estimated inferred tonnage of 27.9 million tonnes grading 112 grams per tonne Ag Eq,  and it constitutes a priority area to be examined as a potential “Starter Pit” as part of the  Preliminary Economic Assessment (PEA) due in the second half of 2013. The Starter Pit will examine the attractiveness of a high grade starter pit to supporting a 5,000 to 7,000 tpd open pit project with high silver and gold credits in the copper concentrate.

•
Announced the appointment of Mr. Marcio Fonseca (P.Geo.) to the newly created position of Vice President, Corporate Development. SilverCrest is delighted that Mr. Fonseca has chosen to join SilverCrest’s senior management team. Mr. Fonseca’s broad skill set and experience in international mining finance and project development will be extremely valuable in the advancement of the Company’s position as a mid-tier precious metals producer.

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (TSX VENTURE: SVL) (NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150 kilometres (“km”) northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The Santa Elena Mine is currently a high-grade open pit, epithermal gold and silver producer, with an estimated life of mine cash cost for the open pit heap leach phase of $8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the current 2,500 tonne-per-day facility should recover approximately 625,000 ounces of silver and 33,000 ounces of gold in 2013.

In 2009, the Company financed the construction of the Santa Elena Mine with a brokered private placement of CAD$6,325,000, a gold production contract with Sandstorm Gold Ltd. (”Sandstorm”) of $12,000,000 and a project loan with Macquarie Bank Limited (“MBL”) of $12,500,000. Construction was completed in September 2010. The capital cost of construction of the fully financed project was approximately $20,000,000. The Santa Elena Mine commenced production on September 9, 2010, with the pouring of the first gold and silver dore bar. Commercial production was declared on July 13, 2011, with the second quarter of 2011 being the first period whereby revenues and expenses were presented in the consolidated statement of operations.

On April 12, 2011, the Company announced the results of a Preliminary Economic Assessment (“PEA”) NI 43-101 Technical Report that contemplated expanding production at Santa Elena to an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold over a 10-year mine life. This would be a 52% increase from the current production level. The estimated life of mine cash cost is $9.70 per ounce of silver equivalent. An updated PFS for the Santa Elena Expansion will be released in Q2 2013.

The La Joya Property, located approximately 75 kilometres southeast of the city of Durango, Mexico, is comprised of 15 mineral concessions with a total area of approximately 10,656 hectares. The Company has an option to acquire a 100% interest in 10 contiguous mineral concessions (7 of which are known as the La Joya West concessions; and 3 of which are known as the La Joya East concessions) encompassing a total of approximately 1,633 hectares at a total cost of $4.18 million ($0.41 million paid) and subject to a 2% NSR royalty from production of minerals. The remaining 5 contiguous mineral concessions encompass a total of approximately 9,023 hectares, and were staked directly by the Company. The Company’s other active mineral property is the Cruz de Mayo Project (Mexico). In addition, the Company retains the rights to the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

SilverCrest has successfully transitioned from an exploration/development stage Company to a producer of silver and gold with a strong financial position, operational revenues and comprehensive earnings.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

MILESTONES TARGETED FOR 2013

SilverCrest’s immediate focus is to continue to efficiently operate its flagship Santa Elena low cost open pit silver and gold mine, complete the construction of a new 3,000 tonne-per-day mill facility on schedule and on budget, complete an update of the Santa Elena Resources, Reserves and Life of Mine Plan (“LOMP”). The Company will also advance the delineation of the large silver, copper, gold deposit at the La Joya Property by completing a PEA and further definition drilling of additional resources at La Joya and other exploration targets in its vicinity.

Santa Elena Open Pit Production Targets

Meet estimated 2013 production guidance of 625,000 ounces of silver and 33,000 ounces of gold (2.4 million ounces of silver equivalent, Ag:Au 55:1) (Q1 2013; 153,481 silver ounces, 7,225 gold ounces and 556,671 ounces of silver equivalent, Ag:Au 55.8:1).

•	Achieve estimated 2013 direct operating costs of $20.7 million (Q1 2013; $5.4million).

•	Maintain estimated cash operating cost of $8.50 per ounce silver equivalent sold (Ag:Au 55:1). (Q1 2013; $7.69 per ounce silver equivalent).

•	Limit estimated operational sustaining capital expenditure to $1.0 million. (Q1 2013; approx $0.4 million incurred).

Santa Elena Expansion Targets

•
Complete construction of new conventional 3,000 tpd CCD processing facility on schedule and on budget - Capital assigned for 2013 is $53.2 million. (Q1 2013; approx $25.5 million committed and $10.7m incurred).

•
Complete underground decline development of main ramp to 1,500 metres to enable physical access to ore underground for direct mill feed in 2014 - Capital assigned for 2013 is $7.8 million. (Q1 2013; approx $0.8m incurred).

•	Complete Pre-Feasibility Study on Expansion Plan (mill, underground and re-processing leach pad material) including Resource, Reserve and LOMP revisions.

•
Complete surface drilling of approximately 15,000 metres to expand additional resources and reclassify to reserves - Capital assigned for 2013 is $3.2 million. (Completed: Q1 2013; approx 20,850 metres and $3.0 million incurred).

•
Systematic and aggressive review of new targets near Santa Elena for acquisition and exploration. Subsequent to March 31, 2013 a new property (“San Juan”) was acquired (100%) at minimal cost that is approximately 45 kilometres from the Santa Elena Mine. The San Juan Mine was a past producer with reported silver grades over 1 kilogram per tonne. This property is being evaluated for initial drilling in 2013.  Mapping and surface sampling results to date show a mineralized system over 3 kilometres along strike, with multiple near surface silver-gold targets. Capital assigned for 2013 is minimal, and is covered under a general Mexico reconnaissance budget of $1.0 million.

La Joya Project Targets

•	Announcement of revised resource estimation using Phase II drill program results; (Completed).

•	File Updated Resource Estimate NI43-101 Technical Report in Q1 2013 with initial positive metallurgical results. (Completed).

•	Complete and File a PEA NI43-101 Technical Report evaluating the high grade portion of the deposit as a potential “Starter” Pit. (Commenced).

•
Complete Phase III revised drilling program of approximately 40 holes: core (30) and reverse circulation (10) drill holes for in-fill and expansion of current resources. Capital assigned for 2013 is $6 million (Reduced to $3 million, Q1 2013; approx $0.4 million incurred).

•
Complete final staged payments of approximately $4.0 million under the La Joya agreements to acquire 100% of the 10 mineral concessions under option. The final payments can be made by a combination of cash and shares.

•	Continue to Explore the Coloradito, La Esperanza and Santo Nino targets which are adjacent to the MMT.

•	Explore newly defined geophysical targets, La Paloma and El Pino within the current land position.

KEY FINANCIAL PERFORMANCE INDICATORS

The financial performance of SilverCrest is dependent on the following key performance drivers:

•	Adequate financing and investor support.

•	Production rates, operating costs and efficiencies at Santa Elena.

•	Commodity prices and foreign exchange rates.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

KEY FINANCIAL PERFORMANCE INDICATORS (continued)

Adequate financing and investor support

Historically, the major sources of liquidity have been the capital markets and project financing. With proceeds from the sale of silver and gold from the Santa Elena project and the October 2012, bought deal financing of CAD$34.5 million, SilverCrest expects to be able to meet its financial commitments and requirements for 2013.

Production rates, operating costs and efficiencies at Santa Elena

The profitability and operating cash flow at Santa Elena are affected by numerous factors, including but not limited to, the tonnes and grade of ore mined, the amount of metals produced, the level of operating costs, and general and administrative costs. SilverCrest believes the right team is in place to manage these risks, but many factors affecting these risks are beyond the Company’s control.

Commodity prices and foreign exchange rates

Commodity prices and exchange rates are entirely outside the control of SilverCrest and may impact the long term viability of exploration projects, current operations and the financial position of the Company.

RESULTS OF OPERATIONS

Three months ended March 31,	2013	2012
Revenues (1)
Silver revenue	$4,672,985	$4,699,470
Gold revenue - cash basis	10,103,466	13,077,221
	14,776,451	17,776,691
Gold revenue - non cash
- adjustment to market spot price (2)	-	1,088,230
- amortization of deferred revenue	553,191	734,649
Revenues reported	15,329,642	19,599,570

Cost of sales	4,368,519	4,491,131
Depletion, depreciation and accretion	1,439,966	1,483,841
Mine operating earnings	9,521,157	13,624,598

Income (expenses)
General and administrative expenses	(1,340,926)	(1,172,197)
Share-based compensation	(753,790)	(331,139)
Foreign exchange gain	488,573	241,321
Interest income	79,262	75,693
Loss on derivative instruments (2)	-	(2,642,756)
	(1,526,881)	(3,829,078)
Earnings before taxes	7,994,276	9,795,520

Taxes
Current income tax expense	(2,100,000)	(3,725,000)
Deferred tax recovery	108,000	-
Net earnings	6,002,276	6,070,520

Other comprehensive (loss) earnings
Exchange (loss) gain on translation to US Dollars	(878,199)	272,821

Comprehensive earnings for the period	$5,124,077	$6,343,341

Weighted average number of common shares outstanding	107,170,245	87,861,072
Earnings per common share - basic	$0.06	$0.07
Earnings per common share - diluted	$0.05	$0.07

(1)	Per "IFRS 18 - Revenue", revenue should be recorded at its fair value, which for gold and silver is the market spot price on the date revenue is recognized.
(2)	The MBL Hedging Facility was fully repaid in fiscal 2012, so this non-cash adjustment has now been eliminated.

Comparison of the three months ended March 31, 2013 to March 31, 2012

Net earnings were $6,002,276 ($0.06 per share basic) for the first quarter, consistent with $6,070,520 ($0.07 per share basic) in 2012.

Silver and gold revenues totalled $15,329,642 (2012 - $19,599,570) in the first quarter. Silver and gold revenues on a cash basis decreased by 17% to $14,776,451 (2012 - $17,776,691), primarily from a reduction in number of gold ounces sold and lower realized spot prices.

Silver sales for the quarter were 157,088 ounces (2012 – 139,771), or 12% higher than the same period in 2012, but the average realized price was 12% lower at $30 (2012 - $34) per ounce.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

RESULTS OF OPERATIONS (continued)

Total gold sales were 7,370 ounces (2012 – 9,788) or 25% below 2012. The Company sold 5,896 spot gold ounces (2012 – 6,471) at lower market spot realized prices of $1,626 (2012 - $1,720) per ounce.  The Company delivered 1,474 gold ounces (2012 – 1,958) to Sandstorm at $350 per ounce and as the Hedging Facility was settled in 2012 there were no gold ounce (2012 – 1,359) deliveries at $926.50 per ounce.

Cost of sales amounted to $4,368,519 (2012 - $4,491,131). The cash cost per silver equivalent ounce sold amounted to $7.69, Au:Ag 55.8:1 (2012 - $7.00, Au:Ag 51.2:1). Corporate market guidance estimate for 2013 continues at $8.50 per silver equivalent ounce, (Au:Ag 55:1). The increase in cash cost per silver equivalent ounce sold was driven by higher operating costs during the second half of 2012 and lower gold sales, which corresponded to an increase in the average silver equivalent ounce value loaded on the leach pad and recorded in cost of sales. The overall cash cost per silver equivalent ounce increased, despite a decrease of approximately $0.50 per silver equivalent ounce from a lower silver to gold price ratio during the first quarter compared with the same quarter in 2012.

General and administrative expenses increased by 14% to $1,340,926 (2012 - $1,172,197) primarily due to an increase in remuneration and regulatory expense. Remuneration increased to $459,801 (2012 - $361,866) with the addition of new personnel and increased compensation for management and other employees. Regulatory expense increased to $87,026 (2012 - $14,187) with additional fees relating to Ontario Securities Commission, TSX-V and NYSE MKT. SilverCrest only commenced trading on the NYSE MKT in August 2012.

Share-based compensation increased to $753,790 (2012 - $331,139) with the vesting of a greater number of options. SilverCrest granted 350,000 (2012 – Nil) incentive stock options with a weighted average fair value per option granted of CAD$1.44 (2012 – CAD$ Nil).

Current income tax expense amounted to $2,100,000 (2012 – $3,725,000), which relates to the estimate of tax payable at March 31, 2013, from Santa Elena operations.

Exchange (loss) gain on translation to US Dollars amounted to ($878,199) (2012 – $272,821) due to the weakening in the quarter of the Canadian dollar against the US dollar. The Company’s Canadian operations were translated at US$1.00 = CAD$0.9949 at December 31, 2012 and US$1.00 = CAD$1.0156 at March 31, 2013.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters, prepared in accordance with IFRS:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Revenues (1)	15,329,642	18,243,732	16,694,752	15,982,031	19,599,570	18,258,349	15,055,514	8,556,261
Mine Operating earnings	9,521,157	11,602,694	10,988,623	10,065,447	13,624,598	12,965,279	10,286,196	5,705,087
Net earningsfor the period (2)	6,002,276	13,616,026	1,263,317	9,525,881	6,070,520	9,863,459	2,220,524	732,698
Comprehensive earnings for the period (2)	5,124,077	13,315,128	2,213,155	9,165,644	6,343,340	10,383,655	81,856	790,429
EPS
Basic	0.06	0.14	0.01	0.11	0.07	0.11	0.03	0.01
Diluted	0.05	0.13	0.01	0.11	0.07	0.11	0.03	0.01
Cash divdends declared per share (3)	-	-	-	-	-	-	-	-
Total assets (4)	130,504,099	122,071,089	101,245,107	92,667,187	90,466,528	76,678,537	77,608,824	78,373,453
Total debt (5)	-	-	-	-	-	-	6,339,812	9,544,789
Total derivative instruments (6)	-	-	24,824,172	20,328,516	25,418,733	23,864,207	33,321,322	31,501,036
Tax liabilities (7)	1,517,000	1,625,000	5,039,388	2,361,000	5,074,000	1,349,000	-	-
Other liabilities	16,556,388	16,541,928	16,330,484	17,315,150	16,693,145	17,260,252	15,531,852	16,338,998

(1)
In accordance with IFRS - Revenue is recorded at fair value, which for gold and silver is the market spot price on the date revenue is recognized. (Refer to Results of Operations section for details of revenues comparison).

(2)
Net and comprehensive earnings have fluctuated significantly from the impact of recording the fair value changes of open derivative contracts, current income and deferred tax expense and foreign exchange gain (loss) on translation to US dollars.

(3)	The Company has not paid any dividends since incorporation, and currently does not plan to pay dividends in the short term.
(4)
Total assets have increased significantly over the last number of quarters with strong growth in SilverCrest’s cash and short term investments position, capital investment for the Santa Elena Expansion Plan and exploration expenditures at La Joya and Cruz de Mayo projects.

(5)	The Project Loan with MBL was retired during fiscal 2011, with repayments of $12.5 million from operating cash flows.
(6)
The derivative instruments (hedging contracts), which were a requirement of the Project Loan with MBL, were required under IFRS to be recorded at fair value (marked-to-market) at the financial position date, and the resulting gains or losses included in the statement of operations. The Company calculated the fair value using the forward gold price which continues to fluctuate. In November 2012, SilverCrest settled the remaining 29,000 gold ounces of the Hedging Facility for $23,254,800 in cash. The Company is now a completely unhedged silver and gold producer.

(7)
Tax liabilities consist of current income tax expense relating to the estimate of tax payable from Santa Elena operations and deferred tax expense relating to differences between the financial statement carrying amounts and the respective Mexican tax bases.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

SANTA ELENA MINE

Operating Statistics	Q1 2013	Q4 2012	% Change
Tonnes ore	257,726	301,295	-14%
Tonnes waste	1,100,362	924,927	19%
Tonnes mined	1,358,088	1,226,222	11%
Waste / ore ratio (1)	4.27	3.07	39%

Tonnes crushed and loaded on pad	252,830	308,693	-18%
Average ore tonnes crushed per day	2,809	3,355	-16%
Average silver ore grade (gpt) loaded on pad	62.09	59.59	4%
Average gold ore grade (gpt) loaded on pad	1.54	1.42	9%

Contained silver ounces delivered to the pad	504,711	591,441	-15%
Contained gold ounces delivered to the pad	12,536	14,089	-11%

Silver ounces produced	153,481	153,863	0%
Silver ounces sold	157,088	171,714	-9%

Gold ounces produced	7,225	7,831	-8%
Gold ounces sold	7,370	8,444	-13%
Ounces delivered to spot market	5,896	6,755	-13%
Ounces delivered to Sandstorm	1,474	1,689	-13%

Silver equivalent ounces produced (2)	556,671	588,948	-5%
Silver equivalent ounces sold (2)	568,380	640,856	-11%
Ag: Au ratio (2)	55.8:1	55.6:1	0%

(1)	Average strip ratio for 2013, is projected at 2.7:1. Q1, 2013 strip ratio of 4.27:1 was higher than projected due to accelerating waste removal.
(2)
Silver equivalent ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

During Q1, 2013 the Company elected to accelerate waste removal (+19%) in advance of the hotter summer months when equipment availability and efficiencies have historically declined. The decision to accelerate waste removal is consistent with the overall mine plan for 2013 operations.

The accelerated waste removal resulted in less ore processed (-18%) and silver equivalent ounces produced (-5%) during the first quarter. The grades increased nicely in the quarter and continue to reconcile closely with the geological block model and mine plan. The crushing circuit preformed well with average throughput of 2,809 tonnes per day, 12% above the daily design capacity of 2,500 tonnes per day.

As the strip ratio declines and the ore grades in the pit continue to increase, SilverCrest anticipates more ore tonnes processed and higher metal production in the second half of 2013. The Company maintains its corporate market guidance of 625,000 ounces of silver and 33,000 ounces of gold for 2013.

SANTA ELENA EXPANSION PLAN

On April 12, 2011, SilverCrest announced the positive results of its “NI 43-101 Technical Report, Reserve Update for the Santa Elena Open Pit and Preliminary Economic Assessment (“PEA”) for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico” dated April 1, 2011. The Expansion Plan (the “Plan”) contemplates the installation of a conventional CCD processing facility at Santa Elena, with throughput capacity of 2,500 to 3,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV).  For the purposes of the study, the nearby Cruz de Mayo silver deposit (Phase III) was treated on site as a heap leach operation with potential to ship high grade ore to the proposed Santa Elena processing facility. The current Pre-Feasibility Study being completed assumes that only the higher grade material will be mined, crushed and transported to the Santa Elena processing facility. Lower grade material will be stockpiled until silver prices justify shipping and processing. Heap leaching of lower grade material appears to be sub-economic at current metal prices, therefore a heap leach facility at Cruz de Mayo is not contemplated.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

Expansion Plan Update

GR Engineering Services (GRES) of Brisbane, Australia is currently completing the design and engineering with respect to the proposed 3,000 tonne-per-day CCD processing plant. Detailed engineering for the entire facility is on schedule to be completed in May 2013, with a target to begin milling ore from the open pit by January 2014. The leach pad will continue to produce silver and gold during Q1 2014.

On-site construction is well underway with earthworks complete, concrete for foundations being poured and CCD tank and thickener construction commenced. All major equipment for the new processing plant has been ordered with committed delivery dates and is being funded from the Company’s treasury and cash flow. The majority of the construction contracts are in place with contractors working on site. (Refer to commitments section for details of contracts in place).

Underground decline ramp progressed to approximately 1,250 metres in length by March 31, 2013. The main ramp will be developed to approximately 1,500 metres by the end of 2013. This 4.5 x 4.0 metre production decline ramp at 1,500 metres will provide access to underground resources, with an anticipated initial production rate of 1,000 tonnes per day starting in second half of 2014 and ramping up to 1,500 tonnes per day by year end.

When the new processing plant is operational, use of the leach pads will be discontinued. Gold and silver metals inventory remaining on the leach pads is currently being assessed as part of the mill feed for the Expansion Plan. Based on in‐pit grade control, crusher composites and produced metals to date, approximately 2.8 million tonnes have been mined and placed on the heap leach pads,  containing significant residual gold and silver , which will be  processed in the new processing plant together with underground ore at an estimated 50/50 blend.

Based on the current mine schedule, approximately 4 million tonnes of heap leached material may be available for reprocessing once the CCD processing plant is constructed. This inventory and its amenability for recovery in the proposed processing plant will be addressed in the upcoming Expansion Plan Pre‐Feasibility Study. The Company cautions that the potential quantities reported above are conceptual in nature and there has been insufficient work to date to define a NI 43‐101 compliant resource.

SilverCest completed by Q1, 2013 the 132 hole (48,000 metres) drill program to re-categorize Indicated and Inferred Resources to Probable Reserves and expand current underground Resources. The program was extremely successful, as the Main Mineralized Zone has been extended by approximately 300 metres beyond our current resource boundary, with several holes having identified multiple bonanza grade intercepts and two new high grade gold and silver zones (“El Cholugo and El Cholugo Dos ”) that lie below and are sub-parallel to the Main Mineralized Zone currently being mined. All holes included in this program will assist with resource confirmation and reclassification which will be included in the upcoming Pre-Feasibility Study for the Santa Elena Expansion Project.

SilverCrest has always been very confident that the underground portion of the Santa Elena Main Mineralized Zone would prove to be larger and higher grade than was indicated by the initial drilling, and this drill program has supported that confidence. In an epithermal deposit such as Santa Elena, narrow widths of high grades can always be expected, but to encounter 15.6 metres grading 23.9 gpt Au (0.69 opt) and 307.9 gpt Ag (9.0 opt) is truly remarkable and the discovery of the new ‘El Cholugo Zones” with similar high grades simply adds to the excitement of the increased potential.

One drill is currently on site working on drilling the extents of the known eastern part of the ore body. Revised Santa Elena Resources and Reserves are expected in May 2013, with subsequent reporting of the results of Pre-Feasibility Study for the Expansion Plan.

For further information, please refer to News Releases dated November 13, 2012, December 4, 2012, January 7, 2013, January 14, February 26, 2013, and April 8, 2013, on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

Refer to section “MILESTONES TARGETED FOR 2013” for further discussion on Santa Elena 2013 expansion plans.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

EXPLORATION PROPERTIES

LA JOYA PROJECT – MEXICO

The “La Joya Project” is located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine and First Majestic Silver’s La Parrilla Silver Mine. The La Joya Property is comprised of 15 mineral concessions with a total area of approximately 10,656 hectares. The Company has entered into purchase and sale agreements for the right to acquire a 100% interest in 10 contiguous mineral concessions (7 of which are known as the La Joya West concessions; and 3 of which are known as the La Joya East concessions), encompassing a total of approximately 1,633 hectares at a total cost of $4.18 million ($0.41 million paid) and subject to a 2% NSR royalty from production of minerals. The remaining 5 contiguous mineral concessions encompass a total of approximately 9,023 hectares, and were staked directly by the Company.

Current Updated Resource Estimate (NI 43-101 Technical Report, dated March 27, 2013)

The first category of resource is comprised of silver, gold and copper mineralization (1- Ag Cu Rich Zone), with lesser amounts of tungsten (WO3), molybdenum (Mo), lead (Pb), and Zinc (Zn). The second category is predominantly tungsten and molybdenum mineralization (2- Contact Zone) with lesser amounts of Ag, Cu, Au, Pb, and Zn.

1-	Ag Cu Rich Zone Resource Summary

Category**	AgEQ Cutoff GradewGPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEQ Ounces*
Inferred***	15	126,700,000	23.5	0.17	0.19	95,900,000	716,200	533,200,000	198,600,000
Inferred	30	71,200,000	34.4	0.22	0.28	78,700,000	524,800	436,800,000	159,800,000
Inferred	60	27,900,000	57.5	0.28	0.48	51,600,000	258,800	288,400,000	100,800,000

* Silver equivalency includes silver, gold and copper, but excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is incorporated until further information is available.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling, and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt Ag Eq using the metal price ratios described above.

SilverCrest believes the 60 gpt Ag Eq cutoff portion of the deposit with an estimated tonnage of 27.9 million tonnes grading 112 grams per tonne Ag Eq constitutes a priority area to be examined as a potential “Starter Pit” for initial conceptual operations that will be examined in the PEA. The PEA started in January 2013, with completion expected by second half of 2013.  The La Joya Property has excellent potential for additional resources with the deposits being open in most directions. Further infill and expansion drilling is recommended to increase and convert resources from Inferred to Indicated.

2-	Contact Zone Resource Summary

Category**	WO3 (%)**** cut-off	Rounded Tonnes	WO3%	Mo%	WO3 lbs	Mo lbs
Inferred***	0.025	97,600,000	0.055	0.012	118,400,000	23,100,000
Inferred	0.050	44,600,000	0.076	0.016	75,100,000	14,100,000
Inferred	0.095	8,600,000	0.111	0.018	20,900,000	3,000,000
**** WO3 is based on a standard calculation of tungsten (W) times 1.26.100% metallurgical recovery is incorporated until further information is available.

Much of the Contact Zone resource is considered to be near-surface and potentially amenable to conventional open pit mining. This zone also contains gold, silver, copper and tin (as defined by geochemistry) which may add secondary value as a result of increased metal content.

Initial metallurgical test work as reported in the La Joya Technical Report suggests that the La Joya resources may be amenable to conventional flotation and produce an attractive high grade copper concentrate with high grade silver and gold credits. Significant additional metallurgical test work is currently being completed by an independent qualified lab to confirm flotation amenability and fully determine recoveries and copper concentrate specifications for marketing purposes. The nearby Sabinas Mine (Penoles), which is considered to be a similar deposit style to La Joya, has been in production for many years and is currently producing at an estimated rate of 4,000 tonnes/day and shipping copper concentrate to copper smelters.

The Technical Report was prepared by EBA Engineering Consultants Ltd., a Tetra Tech Company (“EBA”) and was co-authored by James Barr, P.Geo, consultant with EBA, and Ting Lu, P.Eng, consultant of Tetra Tech (Wardrop Engineering) and adheres to the disclosure requirements of NI 43-101. There have been no previous resources reported for La Joya.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

EXPLORATION PROPERTIES (continued)

For further information, please refer to News Release dated January 13, 2013 and March 28, 2013, on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com. Refer to section “MILESTONES TARGETED FOR 2013” for exploration outlook on La Joya.

CRUD DE MAYO PROJECT – Mexico

The Cruz de Mayo Project consists of two mineral concessions (known as the Cruz de Mayo 2 concession and the El Gueriguito concession), comprising a total of 452 hectares located approximately 35 kilometres in a direct line from the Santa Elena Mine and approximately 150 kilometres by paved road.  Pursuant to the Expansion Project, the Cruz de Mayo silver deposit is intended to be treated on site as a heap leach operation with potential to ship high-grade ore to the Santa Elena proposed processing facility.

SILVER ANGEL PROJECT – Mexico

The Company holds a 100% interest in mineral properties located in the northern Sierra Madre range in México, acquired by concession applications. The Company has reduced the carrying value for the project to $NIL, although further review and work may be completed in the future.

EL ZAPOTE PROJECT – El Salvador

The El Zapote Project in El Salvador, which contains an Inferred Resource of approximately 15 million ounces of silver, is on hold until the Salvadoran government is in a position to issue environmental, exploration and exploitation permits. The Company has reduced the carrying value for the project to NIL.

CASHFLOWS

Three months ended March 31,	2013	2012

Net earnings	$6,002,276	$6,070,520
Items not affecting cash	2,772,936	6,160,643
Cash flows from operations before changes in working capital items and income taxes	8,775,212	12,231,163
Working capital items	(2,421,949)	(1,666,441)
Income taxes paid	(1,092,200)	-
Operating Activities	5,261,063	10,564,722

Financing Activities	2,648,683	2,401,092

Investing Activities	(14,850,621)	(2,798,519)

Impact of exchange rate changes	(89,454)	139,118

Net Increase in cash and cash equivalents	(7,030,329)	10,306,413
Cash beginning of period	28,147,049	11,190,274

Cash end of period	$21,116,720	$21,496,687

Operating Activities

The cash flow generated from operating activities was $5,261,063 during the three months period ended March 31, 2013, compared to $10,564,722, for the same quarter in 2012. The decrease is due to fewer gold ounces sold and lower realized spot prices discussed previously in the Results of Operations section.

Financing Activities

During the quarter, SilverCrest received $805,469 (2012 - $2,330,647) from the exercise of 510,300 (2012 - 2,552,200) warrants and $1,845,037 (2012 - $70,445) from the exercise of 1,550,000 (2012 - 50,000) incentive stock options.

Investing Activities

SilverCrest spent $14,057,169 (2012 - $1,195,140) during the quarter primarily on expansion costs at the Santa Elena Mine and spent $820,981 (2012 - $1,653,932) during the quarter on exploration and evaluation at the La Joya and Cruz de Mayo Projects. The Company received $27,529 (2012 - $50,553) during the quarter from interest on cash equivalents and short term investments.

Impact of exchange rate changes

As at March 31, 2013, the Company held $41.1 million (2012 - $48.2 million) in cash, cash equivalents and short term investments, of which approximately $3.6 million (2012 - $4.7 million) were denominated in Canadian Dollars and approximately $37.5 million (2012 - $43.3 million) in US dollars. In the first quarter of 2013, the Company’s cash was negatively impacted by $89,454 (2012 – ($139,118)) on translation due to the weakening of the Canadian dollar against the US dollar. The Company has not entered into any agreements or purchased any instruments to hedge currency risks at this time.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

LIQUIDITY AND CAPITAL RESOURCES

		March 31, 2013	December 31, 2012
Assets
Cash and cash equivalents	(i)	$21,116,720	$28,147,049
Short term investments	(i)	20,000,000	20,000,000
Other current assets	(i)	14,427,575	13,063,568
Non-current assets		74,959,804	60,860,472

Total Assets		130,504,099	122,071,089

Liabilities
Current liabilities	(ii)	6,644,013	6,052,942
Non-current liabilities		11,429,375	12,113,986

Total Liabilities		$18,073,388	$18,166,928

Working Capital	(i-ii)	$48,900,282	$55,157,675

ASSETS

Cash, cash equivalents and short term investments amounted to $41,116,720 (2012 - $48,147,049) a decrease of 15% since the start of the year resulting primarily from payments of contractual commitments related to the Santa Elena Expansion Project. SilverCrest continues to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies and development plans to assess financing requirements.

Other current assets relates primarily to inventory at the Santa Elena Mine. During the three months period ended March 31, 2013, 1.2 million contained silver equivalent ounces (Au:Ag 55:1) were delivered to the leach pad with 0.6 million silver equivalent ounces extracted. Metals inventory on the leach pad not recovered in the next twelve months is being assessed as part of the mill feed for the Expansion Plan.

Property, plant and equipment increased to $56,861,724 (2012 - $43,445,953). Sustaining capital, in-fill and exploration drilling together with Expansion Plan expenditures at Santa Elena amounted to $14,911,365. The Company recorded depreciation and depletion of $1,495,594 during the first quarter of 2013. Exploration and evaluation assets increased to $11,514,062 (2012 - $11,059,062) from expenditures incurred at the La Joya ($421,414) and Cruz de Mayo ($33,586) projects.

Value added taxes receivable at March 31, 2013 were $6,584,018 (2012 - $6,355,457). Value added taxes receivable are taxes in Mexico that the Company has paid and due to be refunded or compensated against income taxes payable. Due to the lengthy collection process, the asset has been classified as non-current. The Company believes the balance is fully recoverable and has not provided an allowance.

LIABILITIES

Accounts payable and accrued liabilities increased to $4,082,673 (2012 - $3,576,042) mainly due to various construction and operational commitments related to the Santa Elena Mine.

The Company has settled all tax liabilities relating to fiscal 2012 and made 2013 income tax prepayments totaling $1,092,200 by offset of Mexican value added taxes receivable.

Deferred revenue from the delivery of 1,474 gold ounces to Sandstorm Gold Ltd decreased to $8,396,833 (2012 - $8,950,024).

Liquidity Outlook

The Company’s cash, cash equivalents and short term investments balance, and the cash flow expected to be generated from the operation of the Santa Elena Mine, are anticipated to be sufficient to meet the planned development, exploration and operating activities of the Company for the next twelve months. The significant expected capital and exploration expenditures for 2013 include the following;

Santa Elena Mine:

•	Expansion Capital – Mill facility: $53.2 million (Q1 2013; approx $25.5 million committed and $10.7m incurred).
•	Expansion Capital – Underground Mine Development: $7.8 million (Q1 2013: approx $0.8 million incurred).
•	Expansion Drilling and Pre-Feasibility Study: $3.5 million (Q1 2013: approx $3.0 million incurred).
•	Sustaining Capital: $1.0 million (Q1 2013: approx $0.4 million incurred).

Exploration Expenditures:

•	La Joya – drilling and PEA: $ 6.5 million (Revised to $3 million, Q1 2013; approx $0.4 million incurred).
•	La Joya – Property Acquisition Payment: $ 4.0 million.

Exploration expenditures may be adjusted throughout the year depending on success of further discoveries.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value
b)	Unlimited number of preferred shares without par value (none outstanding)

As at March 31, 2013, SilverCrest had 107,952,429 common shares outstanding. In addition, SilverCrest had 6,600,000 outstanding share purchase options which, if exercised, would result in fully diluted common shares outstanding of 114,552,429.

At the date hereof, SilverCrest has 107,977,429 common shares outstanding. In addition, SilverCrest has 6,575,000 outstanding share purchase options which, if exercised, would result in fully diluted common shares outstanding of 114,552,429.  (Refer to subsequent events section for further details).

COMMITMENTS

In addition to entering into various operational commitments in the normal course of business, the Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project.

At March 31, 2013, these commitments totaled approximately $25,520,000 ($10,440,000 paid), all of which are expected to fall due over the next 12 months. Subsequent to March 31, 2013, the Company entered into additional contractual commitments related to the Santa Elena Expansion Project totaling approximately $910,000, which cumulatively amounts to $26,430,000 ($11,525,000 paid).

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2013, the Company had no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $52,973 (2012 - $67,164) for legal fees, which were included in professional fees and recognized $16,605 (2012 - $4,249) in share-based payments to a law firm of which an officer of the Company is a partner.

Key Management Compensation

	March 31, 2013	March 31, 2012
Salaries and short-term benefits (1)	$231,875	$197,698
Directors' fees	28,310	24,776
Share-based payments	395,936	240,197
	$656,121	$462,671

(1)	Total remuneration paid to the President, Chief Operating Officer and Chief Financial Officer of SilverCrest.

Other transactions

Paid $48,692 (2011 - $21,371) for technical and administrative services and recognized $52,686 (2012 – $10,981) in share-based payments to close members of the families of individuals who are part of key management personnel.

SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2013:

a)	25,000 incentive stock options were exercised at CAD$1.05 per share for cash proceeds of $25,725.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

SUBSEQUENT EVENTS (continued)

b)
On April 2, the Company became aware of a claim commenced by the Agrarian Community of Banamichi against SilverCrest's subsidiary, Nusantara de Mexico, S.A. de C.V. before the Agrarian Tribunal for the State of Sonora, Mexico (the "Agrarian Lawsuit").  The Agrarian Lawsuit seeks, among other things, a) rescission of the Land Occupation Agreement at Santa Elena claiming default by Nusantara in making certain payments and b) termination of the Land Occupation Agreement for failure to comply with certain formal requirements.  The Company has made all payments and complied with all formalities as required. The Company's Mexican counsel is of the view that the Company's Land Occupation Agreement is valid and enforceable and that the claim has very little likelihood of succeeding.  In the unlikely event that the claim were to succeed, under Mexican law, surface access for exploitation of mining rights has priority over all other surface land use.  In the absence of a negotiated Land Occupation Agreement, the Mexican mining authorities will impose a mandatory land occupation agreement based on market fees for usage which are substantially below those paid by SilverCrest under the current Land Occupation Agreement.  The Company is defending this claim and does not consider it would have a material impact on its operations, even in the unlikely event it were successful.

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature, and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining. Management is uncertain whether any of these proposals will ultimately be completed.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, cash equivalents, short term investments, amounts receivable, value added taxes receivable, accounts payable and accrued liabilities. They are initially recorded at amounts that approximate their fair values.

The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.  Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, short term investments and value added taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and short term investments with high-credit quality financial institutions. Receivables are due primarily from government agencies in Canada and Mexico.

c.  Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d.  Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and short term investments. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificate as they are held with large and stable financial institutions. At March 31, 2013, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the period.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

e.  Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  At March 31, 2013, the Company has not entered into any agreement or purchased any instruments to hedge possible commodity risks.

CRITICAL ACCOUNTING ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the period.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated financial statements. Information about such judgments and estimates are contained in the accounting policies and/or the notes to these consolidated financial statements, and the key areas are summarized below.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Inventory – silver and gold in process

The Company records the cost of mined ore and material in the process of being converted to a saleable product as silver and gold in process inventory. Leach pad inventory is comprised of crushed ore from the mine that has been placed on a heap leach pad for processing. The quantity of silver and gold added to the leach pad is estimated based on tonnes placed on the pad and on assays of sample material and expected recoveries. The Company monitors the recovery from the leach pad and from production and may refine its estimate of silver and gold content in inventory from time to time.

Proven and probable reserves

Estimates of the quantities of proven and probable reserves and the portion of resources considered to be probable of economic extraction are used in: the calculation of depletion expense; the amortization of deferred revenue; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the asset retirement obligations. SilverCrest estimates ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

Mineral Properties

The cost of acquiring, exploring and developing mineral properties, and the cost to increase future output by providing access to additional reserves or resources, are deferred. After a mine commences production, these costs are depleted using the unit of production method.

The Company considers both internal and external sources of information in assessing whether there are any indicators that the Company’s mineral properties are impaired. External sources of information considered include changes in market conditions, the economic and legal environment in which the Company operates that are not within its control, and the impact these changes may have on the recoverable amount. Internal sources of information include the manner in which the mineral properties are being used or are expected to be used, and indications of the economic performance of the assets.

In estimating the recoverable amount of the Company’s mineral properties, management estimates the discounted future after-tax cash flows expected to be derived from the Company’s mineral properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, and reductions in the amount of recoverable reserves and resources could each result in a write-down of the carrying amount of the Company’s mineral properties.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

CRITICAL ACCOUNTING ESTIMATES (continued)

Asset Retirement Obligations

Asset Retirement Obligations are estimated costs for the reclamation of the Company’s mine and mineral properties. These estimates include assumptions as to the time the reclamation work is to be performed, inflation rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in environmental remediation, changes in timing of activities, changes in inflation rates or cost of services, and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available, and will assess the impact of new regulations and laws as they are enacted.

Share based payments

The Company uses assumptions to determine the fair value of share based payments.

Income Taxes

The determination of current and deferred tax expense (recovery) for future periods involves judgment as to the expected timing of reversals of deferred tax assets and liabilities, future earnings, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Foreign currency translation and functional currency

The Company considers the functional currency of its Canadian operations to be the Canadian dollar, and the functional currency of its Mexican mining operations to be the US dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. The presentation currency of the Company is the US dollar.

CHANGES IN ACCOUNTING STANDARDS

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IFRS 13, Fair Value Measurement, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

The adoption of these new accounting standards had no material impact on the Company’s financial statements.

NON-IFRS PERFORMANCE MEASURES

The Company uses performance indicators that are not defined according to IFRS, such as “Cash cost per silver equivalent ounce sold” and “Cash flows from operations before changes in working capital items”. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash flow. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cost of sales per the consolidated financial statements to cash cost per silver equivalent ounce sold:

Three months ended March 31,	2013	2012
Direct production costs	$5,437,264	$5,228,150
Inventory adjustment	(1,068,745)	(737,019)
Cost of sales	$4,368,519	$4,491,131

Silver ounces sold	157,088	139,771
Gold ounces sold	7,370	9,788

Ag:Au ratio (1)	55.8:1	51.2:1

Silver equivalent ounces sold (1)	568,380	641,532
Cash cost per silver equivalent ounce sold	$7.69	$7.00

(1)
Silver equivalent ounces consist of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

NON-IFRS PERFORMANCE MEASURES (continued)

The following table provides a reconciliation of cash provided by operating activities per the consolidated financial statements to cash flows from operations before working capital items:

Three months ended March 31,	2013	2012
Cash provided by operating activities	$5,261,063	$10,564,722
Income taxes paid	1,092,200	-
Change in non-cash working capital items	2,421,949	1,666,441
Cash flows before changes in working capital items	$8,775,212	$12,231,163
Weighted average number of common shares outstanding	107,170,245	87,861,072
Cash per common share	$0.08	$0.14

CAUTIONARY STATEMENT AND DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated April 3, 2013.  There have been no major changes from the reported risks factors outlined in the AIF. Important risk factors to consider, among others, are

•	Precious and base metal price fluctuations
•	Operating hazards and risks
•	Calculation of reserves and resources and precious metal recoveries
•	Uncertainty of funding
•	Substantial volatility of share price

The AIF is available on the SEDAR website under the Company’s profile at www.sedar.com.

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated use of proceeds of the offering, anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013	TSX.V:SVL NYSE MKT: SVLC

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

There has been no material change in the Company’s internal control over financial reporting during the first quarter of 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).